Exhibit 99.1

Condensed consolidated statement of financial position
(in thousands of USD)

	June 30, 2018	December 31, 2017 *
ASSETS

Non-current assets
Vessels (Note 12)	3,605,611	2,271,500
Assets under construction (Note 12)	39,248	63,668
Other tangible assets (Note 12)	2,012	1,663
Intangible assets	173	72
Receivables (Note 19)	54,022	160,352
Investments in equity accounted investees (Note 23)	35,824	30,595
Deferred tax assets	2,601	2,487

Total non-current assets	3,739,491	2,530,337

Current assets
Trade and other receivables (Note 20)	239,819	136,797
Current tax assets	201	191
Cash and cash equivalents	206,279	143,648
Assets held for sale (Note 8)	1,319	—

Total current assets	447,618	280,636

TOTAL ASSETS	4,187,109	2,810,973

EQUITY and LIABILITIES

Equity
Share capital (Note 13)	239,148	173,046
Share premium (Note 13)	1,702,549	1,215,227
Translation reserve	524	568
Hedging reserve (Note 13)	(201)	—
Treasury shares (Note 13)	(16,102)	(16,102)
Retained earnings	410,662	473,622

Equity attributable to owners of the Company	2,336,580	1,846,361

Non-current liabilities
Bank loans (Note 15)	1,275,712	653,730
Other notes (Note 15)	147,890	147,619
Other payables (Note 16)	413	539
Employee benefits	4,297	3,984

Total non-current liabilities	1,428,312	805,872

Current liabilities
Trade and other payables (Note 16)	87,067	61,355
Current tax liabilities	11	11
Bank loans (Note 15)	276,849	47,361
Other borrowings (Note 15)	58,290	50,010
Provisions	—	3

Total current liabilities	422,217	158,740

TOTAL EQUITY and LIABILITIES	4,187,109	2,810,973

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on pages 7 to 41 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of profit or loss

(in thousands of USD except per share amounts)

	2018	2017 *
	Jan. 1 - Jun. 30, 2018	Jan. 1 - Jun. 30, 2017
Shipping income
Revenue (Note 9)	202,748	290,591
Gains on disposal of vessels/other tangible assets (Note 12)	10,175	20
Other operating income (Note 9)	2,133	2,775
Total shipping income	215,056	293,386

Operating expenses
Voyage expenses and commissions (Note 10)	(46,277)	(32,283)
Vessel operating expenses (Note 10)	(78,870)	(78,488)
Charter hire expenses (Note 10)	(15,432)	(15,485)
Loss on disposal of vessels/other tangible assets (Note 12)	—	(21,027)
Depreciation tangible assets (Note 12)	(112,926)	(115,525)
Depreciation intangible assets	(51)	(48)
General and administrative expenses (Note 10)	(31,150)	(22,351)
Total operating expenses	(284,706)	(285,207)

RESULT FROM OPERATING ACTIVITIES	(69,650)	8,179

Finance income (Note 11)	7,185	2,393
Finance expenses (Note 11)	(33,978)	(22,034)
Net finance expenses	(26,793)	(19,641)

Gain on bargain purchase (Note 22)	36,280	—
Share of profit (loss) of equity accounted investees (net of income tax) (Note 23)	8,420	21,024

PROFIT (LOSS) BEFORE INCOME TAX	(51,743)	9,562

Income tax benefit (expense)	141	526

PROFIT (LOSS) FOR THE PERIOD	(51,602)	10,088

Attributable to:
Owners of the company	(51,602)	10,088

Basic earnings per share (Note 14)	(0.31)	0.06
Diluted earnings per share (Note 14)	(0.31)	0.06

Weighted average number of shares (basic) (Note 14)	164,550,509	158,166,534
Weighted average number of shares (diluted) (Note 14)	164,634,673	158,304,525

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on pages 7 to 41 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of comprehensive income
(in thousands of USD)

	2018	2017 *
	Jan. 1 - Jun. 30, 2018	Jan. 1 - Jun. 30, 2017

Profit/(loss) for the period	(51,602)	10,088

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(44)	296
Cash flow hedges - effective portion of changes in fair value (Note 13)	(201)	—
Equity-accounted investees - share of other comprehensive income (Note 23)	(160)	484

Other comprehensive (loss) / income, net of tax	(405)	780

Total comprehensive (loss) / income for the period	(52,007)	10,868

Attributable to:
Owners of the company	(52,007)	10,868

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on pages 7 to 41 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of changes in equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	—	(16,102)	515,665	1,887,956

Profit (loss) for the period	—	—	—	—	—	10,088	10,088
Total other comprehensive income	—	—	296	—	—	484	780
Total comprehensive income	—	—	296	—	—	10,572	10,868

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(34,797)	(34,797)
Equity-settled share-based payment	—	—	—	—	—	161	161
Total transactions with owners	—	—	—	—	—	(34,636)	(34,636)

Balance at June 30, 2017	173,046	1,215,227	416	—	(16,102)	491,601	1,864,188

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	—	(16,102)	473,622	1,846,361

Adjustment on initial application of IFRS 15 (net of tax) (Note 4)	—	—	—	—	—	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax) (Note 4)	—	—	—	—	—	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	—	(16,102)	471,877	1,844,616

Profit (loss) for the period	—	—	—	—	—	(51,602)	(51,602)
Total other comprehensive income	—	—	(44)	(201)	—	(160)	(405)
Total comprehensive income	—	—	(44)	(201)	—	(51,762)	(52,007)

Transactions with owners of the company
Issue of ordinary shares related to business combinations (Note 13)	66,102	487,322	—	—	—	—	553,424
Dividends to equity holders (Note 13)	—	—	—	—	—	(9,490)	(9,490)
Equity-settled share-based payment (Note 13)	—	—	—	—	—	37	37
Total transactions with owners	66,102	487,322	—	—	—	(9,453)	543,971

Balance at June 30, 2018	239,148	1,702,549	524	(201)	(16,102)	410,662	2,336,580

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition.

The accompanying notes on pages 7 to 41 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statement of cash flows
(in thousands of USD)

	2018	2017 *
	Jan. 1 - Jun. 30, 2018	Jan. 1 - Jun. 30, 2017
Cash flows from operating activities
Profit (loss) for the period	(51,602)	10,088

Adjustments for:	84,292	134,269
Depreciation of tangible assets (Note 12)	112,926	115,525
Depreciation of intangible assets	51	48
Provisions	(3)	(58)
Tax (benefits)/expenses	(141)	(526)
Share of profit of equity-accounted investees, net of tax (Note 23)	(8,420)	(21,024)
Net finance expense (Note 11)	26,793	19,641
(Gain)/loss on disposal of assets (Note 12)	(10,175)	21,007
Equity-settled share-based payment transactions	37	161
Amortization of deferred capital gain	(496)	(505)
Gain on bargain purchase (Note 22)	(36,280)	—

Changes in working capital requirements	(23,136)	4,765
Change in cash guarantees	31	(29)
Change in trade receivables	(325)	2,467
Change in accrued income	(2,796)	5,518
Change in deferred charges	(13,186)	(1,412)
Change in other receivables	(3,760)	2,543
Change in trade payables	(838)	723
Change in accrued payroll	(13,037)	(838)
Change in accrued expenses	13,380	(2,260)
Change in deferred income	(5,109)	(2,300)
Change in other payables	2,185	43
Change in provisions for employee benefits	319	310

Income taxes paid during the period	18	167
Interest paid	(21,394)	(17,569)
Interest received	547	266
Dividends received from equity-accounted investees (Note 23)	—	1,250

Net cash from (used in) operating activities	(11,275)	133,236

Acquisition of vessels and vessels under construction (Note 12)	(147,426)	(141,684)
Proceeds from the sale of vessels (Note 12)	10,175	20,790
Acquisition of other tangible assets (Note 12)	(272)	(73)
Acquisition of intangible assets	(1)	(1)
Proceeds from the sale of other (in)tangible assets	—	28
Loans from (to) related parties (Note 23)	118,700	18,500
Net cash received from business combinations (Note 22)	126,288	—
Proceeds from sale of subsidiaries (Note 22)	120,025	—

Net cash from (used in) investing activities	227,489	(102,440)

Proceeds from new borrowings (Note 15)	480,056	533,074
Repayment of borrowings (Note 15)	(621,890)	(495,012)
Transaction costs related to issue of loans and borrowings (Note 15)	(1,649)	(5,874)
Dividends paid (Note 13)	(9,501)	(34,651)

Net cash from (used in) financing activities	(152,984)	(2,463)

Net increase (decrease) in cash and cash equivalents	63,230	28,333

Net cash and cash equivalents at the beginning of the period	143,648	206,689
Effect of changes in exchange rates	(599)	677

Net cash and cash equivalents at the end of the period	206,279	235,699

of which restricted cash (Note 24)	96,689	115

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
The accompanying notes on pages 7 to 41 are an integral part of these condensed consolidated interim financial statements.

Notes to the consolidated financial statements for the six-month period ended June 30, 2018

Note 1 - Reporting entity

Note 2 - Basis of preparation

Note 3 - Use of judgements and estimates

Note 4 - Changes in significant accounting policies

Note 5 - Changes in consolidation scope

Note 6 - Significant events

Note 7 - Segment reporting

Note 8 - Assets held for sale and discontinued operations

Note 9 - Revenue

Note 10 - Expenses for shipping activities

Note 11 - Net finance expenses

Note 12 - Property, plant and equipment

Note 13 - Equity

Note 14 - Earnings per share

Note 15 - Interest-bearing loans and borrowings

Note 16 - Trade and other payables

Note 17 - Financial instruments

Note 18 - Deferred tax assets and liabilities

Note 19 - Non-current receivables

Note 20 - Trade and other receivables

Note 21 - Contingencies

Note 22 - Business Combinations

Note 23 - Equity-accounted investees

Note 24 - Restricted Cash

Note 25 - Subsequent events

Note 26 - Standards issued but not yet effective

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 1 - Reporting entity

Euronav NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The condensed consolidated interim financial statements ("interim financial statements") as at and for the six months ended June 30, 2018 comprise the Company and its subsidiaries (together referred to as Euronav or the “Group”) and the Group’s interest in associates and joint ventures.

Note 2 - Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with lAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2017 that have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

This is the first set of the Group's financial statements where IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have been applied. Changes to significant accounting policies are described in Note 4.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 8, 2018.

Note 3 - Use of judgements and estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2017, except for the identification and measurement of assets acquired and liabilities assumed related to the business combination with Gener8 Maritime Inc. which are described Note 22.

Measurement of fair values

A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Group Audit and Risk Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in Note 16.

Note 4 - Changes in significant accounting policies

A summary of the Company's significant accounting policies can be found in the Company's consolidated financial statements for the year ended December 31, 2017.

Except as described below, the accounting policies and calculation methods adopted in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the Group's consolidated financial statements as at and for the year ended December 31, 2017, that have been prepared in accordance with IFRS.

The changes in accounting policies are also expected to be reflected in the Group's consolidated financial statements as at and for the year ending December 31, 2018.

The Group adopted IFRS 15 Revenue from Contracts with Customers (see A) and IFRS 9 Financial Instruments (see B) on January 1, 2018. A number of other new standards are effective from January 1, 2018 but they do not have a material effect on the Group's financial statements.

The effect of initially applying these standards is mainly attributed to the following:

–	recognizing revenue for spot charters on a load-to-discharge basis instead of a discharge-to-discharge basis;

–	capitalizing the voyage expenses incurred between the previous discharge port and the next load port if they qualify as fulfillment costs and if they are expected to be recovered;

–	an increase in impairment losses recognized on financial assets.

A.    IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018). Accordingly, the information presented for 2017 has not been restated - i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

The following table summarizes the impact, net of tax, of transition to IFRS 15 on retained earnings at January 1, 2018.

(in thousands of USD)	Impact of adopting IFRS 15 at January 1, 2018

Retained earnings
Revenue on a load-to-discharge basis	(4,422)
Recognition capitalized fulfillment costs	2,693
Impact at January 1, 2018	(1,729)

The following tables summarize the impacts of adopting IFRS 15 on the Group's interim statement of financial position as at June 30, 2018 and its interim statement of profit or loss and OCI for the six months then ended for each of the line items affected. There was no material impact on the Group's interim statement of cash flows for the six-month period ended June 30, 2018.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Impact on the condensed interim consolidated statement of financial position

(in thousands of USD)	Amounts after adoption of IFRS 15	Adjustments	Amounts without adoption of IFRS 15

ASSETS
Non-current assets	3,739,491	—	3,739,491
Current assets	447,618	(6,591)	454,209
Trade and other receivables	239,819	(6,591)	246,410
TOTAL ASSETS	4,187,109	(6,591)	4,193,700

EQUITY AND LIABILITIES
Equity
Retained earnings	410,662	(2,092)	412,754
Equity attributable to owners of the Company	2,336,580	(2,092)	2,338,672
Non-current liabilities	1,428,312	—	1,428,312
Current liabilities	422,217	(4,499)	426,716
Trade and other payables	87,067	(4,499)	91,566
TOTAL EQUITY AND LIABILITIES	4,187,109	(6,591)	4,193,700

Impact on the condensed interim consolidated statement of profit or loss

(in thousands of USD)	Amounts after adoption of IFRS 15	Adjustments	Amounts without adoption of IFRS 15

Shipping income
Revenue	202,748	(2,168)	204,916
Total shipping income	215,056	(2,168)	217,224

Operating expenses
Voyage expenses and commissions	(46,277)	1,805	(48,082)
Total operating expenses	(284,706)	1,805	(286,511)

RESULT FROM OPERATING ACTIVITIES	(69,650)	(363)	(69,287)

PROFIT (LOSS) FOR THE PERIOD	(51,602)	(363)	(51,239)

TOTAL COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD	(52,007)	(363)	(51,644)

B.    IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Group has applied the exemption not to restate prior periods with respect to classification and measurement (including impairment). Accordingly, the information presented for 2017 has not been restated.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

The following table summarizes the impact, net of tax, of transition to IFRS 9 on the opening balance of retained earnings.

(in thousands of USD)	Impact of adopting IFRS 9 at January 1, 2018

Retained earnings
Recognition of expected credit losses under IFRS 9	(16)
Impact at January 1, 2018	(16)

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

i.    Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Group's accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) - debt investment; FVOCI - equity investment; or fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

–	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses (see (ii) below). Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI
These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI
These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

The effect of adopting IFRS 9 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements, as described further below.

The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group's financial assets as at January 1, 2018.

(in thousands of USD)	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
Financial assets
Forward exchange contracts used for hedging	Fair value - hedging instrument	Fair value - hedging instrument	467	467
Non-current receivables	Loans and receivables	Amortized cost	160,352	160,352
Trade and other receivables	Loans and receivables	Amortized cost	112,000	111,984
Cash and cash equivalents	Loans and receivables	Amortized cost	143,648	143,648
Total financial assets			416,467	416,451

Trade and other receivables that were classified as loans and receivables under IAS 39 are now classified at amortized cost. An increase of USD 16 thousand in the allowance for impairment over these receivables was recognized in opening retained earnings at January 1, 2018 on transition to IFRS 9. These trade and other receivables do not include additional trade receivables of USD 4.4 million that were recognized at January 1, 2018 on the adoption of IFRS 15 but did not have a material impact in the allowance for impairment.

ii.    Impairment of financial assets

IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The financial assets at amortized cost consist of trade receivables, cash and cash equivalents, and corporate debt securities.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Under IFRS 9, loss allowances are measured on either of the following bases:

–	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

–	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

–	debt securities that are determined to have low credit risk at the reporting date; and

–
other debt securities and bank balances for which credit risk (i.e. the risk of default occuring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analyses, based on the Group's historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

–	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or

–	the financial asset is more than 90 days past due.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P. Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets
At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of impairment
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is recognized in OCI, instead of being recorded in the statement of profit or loss.

Impairment losses related to trade and other receivables, including contract assets, are presented separately in the statement of profit or loss and OCI. However, due to the small impact of IFRS 9 on the financial statements, no reclassification was done for the six-months ended June 30, 2018.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Impairment losses on other financial assets are not presented separately in the statement of profit or loss and OCI, because the amount is not material. It has been presented as part of the line 'finance costs'.

Impact of the new impairment model
For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Group has determined that the application of IFRS 9's impairment requirements at January 1, 2018, results in an additional impairment allowance as follows.

(in thousands of USD)
Loss allowance at December 31, 2017 under IAS 39	0
Additional impairment recognized at January 1, 2018 on:
Trade and other receivables as at December 31, 2017	16
Additional trade receivables recognized on adoption of IFRS 15	0
Loss allowance at January 1, 2018 under IFRS 9	16

Trade and other receivables
The ECLs were calculated based on actual credit loss experience over the past 10 years, taking into account reasonable and supportable forecast of future economic conditions.

iii.    Hedge accounting

The Group has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Group to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

Note 5 - Changes in consolidation scope

In comparison to the consolidation scope for the year ended December 31, 2017, and except for the merger with Gener8 Maritime, Inc. ("Gener8") on June 12, 2018 and except for the subsequent sale of six subsidiaries, as set out in Note 22, no new subsidiaries were established or acquired, nor were there any sales or liquidations of subsidiaries.

Note 6 - Significant events

On March 22, 2018, the Company signed a senior secured credit facility for an amount of USD 173.6 million (see Note 15) with Kexim, BNP and Credit Agricole Corporate and Investment bank acting also as Agent and Security Trustee. The purpose of the loan is to finance up to 70 per cent of the aggregate contract price of the four Ice Class Suezmax vessels that will be delivered over the course of 2018.

On March 26, 2018, and April 25, 2018, Euronav took delivery of the Suezmaxes Cap Quebec (2018 – 156,600 dwt) and Cap Pembroke (2018 – 156,600 dwt) respectively (see Note 12). These vessels are the two of four Ice Class Suezmax vessels which progressively are each starting seven-year contracts with a leading global refinery player from delivery during 2018.

On March 29, 2018, TI Asia Ltd. and TI Africa Ltd. concluded a USD 220.0 million senior secured credit facility. The facility consists of a term loan of USD 110.0 million and a revolving loan of USD 110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Company provided a guarantee for the revolving credit facility tranche. The fair value of this guarantee is deemed to be immaterial given the long term contract both FSOs have with North Oil Company, which results in sufficient repayment capacity under these facilities.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

On May 8, 2018, the Group sold the Suezmax Cap Jean (1998 – 146,643 dwt) for USD 10.6 million (see Note 12). The capital gain on that sale of USD 10.2 million, was recorded in the second quarter. Following the sale, the availability of the revolver under the USD 750 million facility was reduced by USD 7.4 million. The vessel was delivered to its new owner on June 8, 2018.

On June 11, 2018, the Gener8's shareholders approved the merger between the Company and Gener8 by which, upon closing of the merger on June 12, 2018, Gener8 became a wholly-owned subsidiary of Euronav (see Note 20). Holders of 81% of the outstanding shares of Gener8 cast their vote, of which 98% approved the merger. The 60.9 million new shares issued to Gener8 shareholders as consideration for the transaction began trading on the NYSE as from June 13, 2018 (see Note 13).

On June 15, 2018, the Company announced that it has successfully sold 6 VLCCS to International Seaways for a total consideration of USD 434.0 million which included USD 123.0 million in cash consideration and USD 311.0 million in the form of assumption of the outstanding debt related to the vessels. This is an important part of the wider Gener8 Maritime transaction as it allows Euronav to retain leverage around the target level of 50% and to retain substantial liquidity going forward. The six vessels are the Gener8 Miltiades (2016 - 301,038 dwt), Gener8 Chiotis (2016 - 300,973 dwt), Gener8 Success (2016 - 300,932 dwt), Gener8 Andriotis (2016 - 301,014 dwt), Gener8 Strength (2015 - 300,960 dwt) and Gener8 Supreme (2016 - 300,933 dwt).

On June 25, 2018, the Company sold the Suezmax Cap Romuald (1998 - 146,640 dwt), for USD 10.6 million. This vessel was accounted for as a non-current asset held for sale as at June 30, 2018, and had a carrying value of USD 1.3 million at that time. The vessel is expected to be delivered to its new owner on August 14, 2018. Taking into account USD 0.3 million of costs to sell (sales commissions), the gain on the sale of this vessel is expected to be USD 9.0 million. This gain will be recorded upon delivery of the vessel and will therefore be recorded in the third quarter of 2018 (see Note 8).

On June 29, 2018, the Company announced that it has acquired the ULCC Seaways Laura Lynn from Oceania Tanker Corporation, a subsidiary of International Seaways. Euronav renamed the ULCC as Oceania and registered it under the Belgian flag. Euronav Tankers bought the Seaways Laura Lynn (2003 - 441,561 dwt) from International Seaways for USD 32.5 million (see Note 12).

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 7 - Segment reporting

The Group distinguishes two operating segments: the operation of crude oil tankers on the international markets (Tankers) and the floating production, storage and offloading operations (FSO/FpSO). These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a big extent standardized. The segment profit or loss figures and key assets as set out below are presented to the executive committee on at least a quarterly basis to help the key decision makers in evaluating the respective segments. The Chief Operating Decision Maker (CODM) also receives the information per segment based on proportionate consolidation for the joint ventures and not by applying equity accounting. The reconciliation between the figures of all segments combined with the consolidated statements of financial position and profit or loss is presented in a separate column Equity-accounted investees.

The Group did not identify any relevant geographic areas.

(in thousands of USD)	For the six month period ended				For the six month period ended
	June 30, 2018				June 30, 2017

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Revenue	202,746	24,323	(24,321)	202,748	290,620	32,437	(32,466)	290,591

Profit (loss) before income tax	(60,168)	9,279	(854)	(51,743)	(11,446)	18,445	2,563	9,562

(in thousands of USD)	June 30, 2018				December 31, 2017

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Non-current assets	3,705,362	170,603	(136,474)	3,739,491	2,504,467	179,062	(153,192)	2,530,337

Current assets	448,021	14,421	(14,824)	447,618	281,132	11,581	(12,077)	280,636

TOTAL ASSETS	4,153,383	185,024	(151,298)	4,187,109	2,785,599	190,643	(165,269)	2,810,973

Equity	2,302,842	33,737	1	2,336,580	1,820,887	25,473	1	1,846,361

Non-current liabilities	1,428,312	127,417	(127,417)	1,428,312	805,872	164,442	(164,442)	805,872

Current liabilities	422,229	23,870	(23,882)	422,217	158,840	728	(828)	158,740

TOTAL LIABILITIES	4,153,383	185,024	(151,298)	4,187,109	2,785,599	190,643	(165,269)	2,810,973

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 8 - Assets and liabilities held for sale and discontinued operations

Assets held for sale
The assets held for sale can be detailed as follows:

(in thousands of USD)	June 30, 2018	December 31, 2017

Vessels	1,319	—
Of which in Tankers segment	1,319	—
Of which in FSO segment	—	—

On June 25, 2018, the Company sold the Suezmax Cap Romuald (1998 - 146,640 dwt), for USD 10.6 million. This vessel was accounted for as a non-current asset held for sale as at June 30, 2018, and had a carrying value of USD 1.3 million at that time. The vessel is expected to be delivered to its new owner on August 14, 2018. Taking into account USD 0.3 million of costs to sell (sales commissions), the gain on the sale of this vessel is expected to be USD 9.0 million. This gain will be recorded upon delivery of the vessel and will therefore be recorded in the third quarter of 2018.

Discontinued operations
As of June 30, 2018 and as of December 31, 2017 the Group had no operations that met the criteria of a discontinued operation.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 9 - Revenue and other operating income

In the following table, revenue is disaggregated by type of contract.

	For the six month period ended

(in thousands of USD)	June 30, 2018				June 30, 2017
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	80,085	—	2	80,087	146,701	—	(29)	146,672
Spot Voyages	83,218	—	—	83,218	78,204	—	—	78,204
Time Charters	39,443	24,323	(24,323)	39,443	65,715	32,437	(32,437)	65,715
Total revenue	202,746	24,323	(24,321)	202,748	290,620	32,437	(32,466)	290,591

Other operating income	—	—	—	2,133	—	—	—	2,775

The decrease in revenue is mostly related to the decrease in pool and time charter revenue which is due to unfavorable market conditions.

The increase in revenue related to spot voyages is due to a higher number of vessels on the spot market in the first half of 2018, compared to the same period in 2017.

Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage, such as insurance rebates based on changes in our vessels' trading patterns.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 10 - Expenses for shipping activities

Voyage expenses and commissions

	For the six month period ended

(in thousands of USD)	June 30, 2018	June 30, 2017

Voyage related expenses	(43,535)	(29,571)
Commissions paid	(2,742)	(2,712)
Total voyage expenses and commissions	(46,277)	(32,283)

The majority of voyage expenses are bunkers, port costs and agent fees paid to operate the vessels on the spot market. These expenses increased in the first six months of 2018 compared to the same period in 2017 because a lower proportion of vessels were on time charter contract in the first half of 2018, compared to the same period in 2017. For vessels under a time charter contract, voyage expenses are paid by the charterer and for vessels operated in a Pool, voyage expenses are paid by the Pool.

Vessel operating expenses

	For the six month period ended

(in thousands of USD)	June 30, 2018	June 30, 2017

Operating expenses	(71,456)	(73,105)
Insurance	(7,414)	(5,383)
Total vessel operating expenses	(78,870)	(78,488)

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. In the first six months of 2018 these expenses were in line with the same period in 2017.

Charter hire expenses

	For the six month period ended

(in thousands of USD)	June 30, 2018	June 30, 2017

Charter hire	—	(62)
Bare boat hire	(15,432)	(15,423)
Total charter hire expenses	(15,432)	(15,485)

The bareboat charter-hire expenses in the first six months of 2018 and 2017 are entirely attributable to the sale and leaseback agreement of four VLCCs (Nautilus, Navarin, Neptun and Nucleus), under a five year bareboat contract executed on December 16, 2016.

General and administrative expenses

	For the six month period ended

(in thousands of USD)	June 30, 2018	June 30, 2017

Wages and salaries	(7,929)	(5,772)
Social security costs	(1,863)	(1,144)
Provision for employee benefits	(319)	(310)
Equity-settled share-based payments	(37)	(161)
Other employee benefits	(1,836)	(1,101)
Employee benefits	(11,984)	(8,488)

Administrative expenses	(17,083)	(11,196)
Tonnage Tax	(2,086)	(2,693)
Claims	—	(32)
Provisions	3	58

Total general and administrative expenses	(31,150)	(22,351)

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

The general and administrative expenses which include amongst others: shore staff wages, director fees, office rental, consulting and audit fees and tonnage tax, increased in the first six months of 2018 compared to the same period in 2017. This increase was mainly due to higher wages and salaries and to higher administrative expenses.

The higher wages and salaries are due to a higher number of staff in 2018 and the higher administrative expenses are due to legal fees related to the merger with Gener8 (USD 3.7 million).

Note 11 - Net finance expenses

	For the six month period ended

(in thousands of USD)	June 30, 2018	June 30, 2017

Interest income	545	281
Foreign exchange gains	6,640	2,112
Finance income	7,185	2,393

Interest expense on financial liabilities measured at amortized cost	(23,203)	(17,791)
Fair value adjustment on interest rate swaps	(38)	—
Amortization other Notes	—	—
Other financial charges	(3,539)	(2,512)
Foreign exchange losses	(7,198)	(1,731)
Finance expense	(33,978)	(22,034)

Net finance expense recognized in profit or loss	(26,793)	(19,641)

Interest expense on financial liabilities measured at amortized cost increased in the first six months of 2018 compared to the same period in 2017. This increase was primarily attributable to the interest on the senior unsecured bond of USD 150 million which was issued on May 31, 2017 (see Note 15).

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 12 - Property, plant and equipment

(in thousands of USD)	Vessels	Vessels under construction	Other tangible assets	Total PPE

At January 1, 2018
Cost	3,595,692	63,668	3,545	3,662,905
Depreciation & impairment losses	(1,324,192)		(1,882)	(1,326,074)
Net carrying amount	2,271,500	63,668	1,663	2,336,831

Acquisitions	42,055	105,371	272	147,698
Acquisitions through business combinations (Note 22)	1,710,250	—	345	1,710,595
Disposals and cancellations (Note 22)	(434,000)	—	—	(434,000)
Depreciation charges	(112,666)	—	(260)	(112,926)
Transfer to assets held for sale (Note 8)	(1,319)	—	—	(1,319)
Transfers	129,791	(129,791)	—	—
Translation differences	—	—	(8)	(8)
Balance at June 30, 2018	3,605,611	39,248	2,012	3,646,871

At June 30, 2018
Cost	4,898,292	39,248	4,113	4,941,653
Depreciation & impairment losses	(1,292,681)	—	(2,101)	(1,294,782)
Net carrying amount	3,605,611	39,248	2,012	3,646,871

On March 26, 2018, and April 25, 2018, Euronav took delivery of the Suezmaxes Cap Quebec (2018 – 156,600 dwt) and Cap Pembroke (2018 – 156,600 dwt) respectively.

On June 29, 2018, Euronav took delivery of the ULCC Oceania (2003 - 441,561 dwt) (Note 6).

In 2018, the Finesse, Nautic, Noble, Hojo, and Cap Felix have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

Disposal of assets – Gains/losses

(in thousands of USD)	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
TI Topaz - Sale	—	20,790	41,817	—	—	(21,027)
Other	—	28	8	20	—	—
At June 30, 2017		20,818	41,825	20	—	(21,027)

	Acquisitions	Sale price	Book Value	Gain	Deferred Gain	Loss
Cap Jean - Sale	—	10,175	—	10,175	—	—
At June 30, 2018		10,175	—	10,175	—	—

On May 8, 2018, the Group sold the Suezmax Cap Jean (1998 – 146,643 dwt) for a net sale price of USD 10.2 million. The capital gain on that sale of USD 10.2 million was recorded upon delivery of the vessel to its new owner in the second quarter of 2018.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Impairment
Tankers
Euronav defines its cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit.
The Group has performed an impairment test for tankers whereby the carrying amount of an asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the following assumptions were used:

–	15-year historical average of normalized (adjusted for the highest 5% and lowest 5%) quarterly charter rates (spot time charter rates) used as forecast charter rates for the unfixed days

–	Weighted Average Cost of Capital ('WACC') of 7.65% (2017: 9.70%)

–	20 year useful life with residual value equal to zero

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgment.
In view of the fact that the headroom before taking an impairment had significantly decreased since the last reporting period, Management has revisited every assumption to assess the value in use in order to arrive to a greater level of precision.

In particular management has reassessed the source of 3 assumptions to calculate the value in use:

1)Time charter contract rates
For the Vessels under time charter contract with a remaining duration of more than one year, the rates of the contract will be used for the remaining duration of the contract. For the remaining life of the vessel after the contract maturity, the same forecasted rates will be used as the rates used when vessels are operated on the spot market. As of June 30, 2018, the Company has 2 long-term time charter contracts.

2)Rates used in assessing the value in use for the spot vessel
The rates will no longer be estimated based on the 10-year historical average rates calculated as of the reporting date. In the last 5 years, the standard deviation of the average had increased year-on-year to a point where management felt this average was no longer appropriate to calculate the estimated rate for the forecast. Instead, Management believes that the 15-year historical average of normalized (adjusted for the highest 5% and lowest 5%) quarterly charter rates (spot time charter rates) is much more reliable to be used as forecast charter rates as the standard deviation of this average is much lower and much more stable when looking at the last 5 years.

3)WACC
The calculation of our WACC is based on our cost of debt (calculated internally), our market leverage and our cost of equity taken from the largest provider of financial data. However, when using a similar method as previous years, our WACC increased by 226 bps compared to 2017. Management performed an analysis of how the cost of equity was computed by the financial data provider. Management believes that the country risk premium used is not appropriate because Euronav is an international company that does not perform services in its country of incorporation and does most of its business in USD as opposed to EUR which is the currency of its domicile. When taking a country risk premium commonly used within the sector and by our competitors, the cost of equity and therefore the WACC have been recomputed to give a WACC of 7.65%.

Sensitivity

Rates used for forecast
Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond Euronav's control, Euronav believes the use of estimates based on normalized 15-year historical average rates calculated as of the reporting date to be reasonable.
When using 10-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment of USD 0.5 million is required for the tanker fleet (2017: no impairment required).
When using 5-year historical charter rates in this impairment analysis, the impairment analysis indicates that no impairment would be required for the tanker fleet (2017: USD 5.7 million) and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment of USD 219.1 million is required for the tanker fleet (2017: USD 427.3 million).

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

WACC
Even an increase of the WACC of 300bps to 10.65% in isolation, the analysis would indicate no impairment would be required as at June 30, 2018.

FSO
In the context of the valuation of the Group's investments in the respective joint ventures, the Group also performed an impairment test on the FSO vessels owned by TI Asia Ltd. and TI Africa Ltd. For FSOs the impairment assessment has been based on a value in use calculation to estimate the recoverable amount from the vessel. This method is chosen as there is no efficient market for transactions of FSO vessels as each vessel is often purposely built for specific circumstances. In assessing value in use, the following assumptions were used:

–	Weighted Average Cost of Capital ('WACC') of 7.65% (2017: 9.70%)

–	25 year useful life with residual value equal to zero
This assessment did not result in a requirement to record an impairment loss as at June 30, 2018. Even with an increase of the WACC of 300bps, there was no need to record an impairment loss as at June 30, 2018. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates per the contract as well as management's best estimate of daily rates for periods after the expiration of the contract.
The FSO Asia and the FSO Africa are on a timecharter contract to North Oil Company until July 22, 2022 and September 22, 2022, respectively.

Security
All tankers financed with bank loans are subject to a mortgage to secure bank loans.

Vessels on order or under construction
The group has 2 vessels under construction as at June 30, 2018 for an aggregate amount of USD 39.2 million. The amounts presented within "Vessels under construction" relate to two Ice Class Suezmax vessels from Hyundai Heavy Industries which will be delivered in the second half of 2018.

Capital commitment
As at June 30, 2018 the Group's total capital commitments amount to USD 86.6 million (2017: USD 185.9 million). These can be detailed as follows:

(in thousands of USD)	As at December 31, 2017 payments scheduled for
	TOTAL	2018	2019	2020
Commitments in respect of VLCCs	—	—	—	—
Commitments in respect of Suezmaxes	185,922	185,922	—	—
Commitments in respect of FSOs	—	—	—	—
Total	185,922	185,922	—	—

	As at June 30, 2018 payments scheduled for
	TOTAL	2018	2019	2020
Commitments in respect of VLCCs	—	—	—	—
Commitments in respect of Suezmaxes	86,600	86,600	—	—
Commitments in respect of FSOs	—	—	—	—
Total	86,600	86,600	—	—

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 13 - Equity

Issue of ordinary shares related to business combinations
Upon the completion of the merger transaction with Gener8 Maritime Inc. on June 12, 2018, 60,815,764 new ordinary shares were issued at a stock price of USD 9.10 each (see Note 22) resulting in 220,024,713 shares (see Note 14). This resulted in an increase of USD 66.1 million share capital and USD 487.3 million share premium.

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Hedging reserve
The Group , through two of its JV companies in connection to the USD 220.0 million facility raised in March 2018 (Note 6), entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of USD 208.8 million (Euronav’s share amounts to 50%). These IRSs have been used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration of four years matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively. The fair value of these instruments at June 30, 2018 amounted to USD (320,774) (100%), which was entirely reflected in OCI at the level of the JV companies (Note 23).

The Group, through the acquisition of Gener8 Maritime inc, acquired several IRSs for a combined notional value of USD 668.0 million. These IRSs have been used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration of two years matching the repayment profile of that facility and mature in September, 2020. The fair value of these instruments at June 30, 2018 amounted to USD 11.0 million and USD (201) thousand has been recognized in OCI.

Treasury shares
As of June 30, 2018 Euronav owned 1,042,415 of its own shares. In the six month period ended June 30, 2018 Euronav did not buy back or dispose of any own shares.

Dividends
On May 9, 2018, the Annual Shareholders' meeting approved a full year dividend of USD 0.12 per share. Taking into account the interim dividend approved in August 2017 in the amount of USD 0.06 per share, the dividend paid after the AGM was USD 0.06 per share. The dividend to holders of Euronav shares trading on Euronext Brussels was paid in EUR at the USD/EUR exchange rate of the record date. The total amount of dividends paid in the first six months of 2018 was USD 9.5 million.

Share-based payment arrangements
On December 16, 2013, the Group established a share option program that entitles key management personnel to purchase existing shares in the Company. Under the program, holders of vested options are entitled to purchase shares at the market price of the shares at the grant date. Currently this program is limited to key management personnel. In the six month period ended June 30, 2018, the holders did not exercise any options and 350,000 options were outstanding as of June 30, 2018. The key terms and conditions did not change after December 31, 2013. The compensation expense related to this share option program was recognized in prior periods and therefore, this program did not have any impact on the consolidated statement of profit or loss for the six month period ended June 30, 2018.

Long term incentive plan 2015
The Group's Board of Directors implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of EUR 10.0475 and are equity-settled. As of June 30, 2018, all the stock options remained outstanding but all

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

RSUs were vested in the first quarter of 2018. The fair value of the stock options was measured using the Black Scholes formula. The fair value of the RSUs was measured with reference to the Euronav share price at the grant date. The total employee benefit expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2018 with respect to the LTIP 2015 was USD 37 thousand.

Long term incentive plan 2016
The Group's Board of Directors implemented in 2016 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 54,616 phantom stock units were granted on February 2, 2016 and one-third was vested on the second anniversary. As of June 30, 2018, 36,411 phantom stocks were outstanding. The LTIP 2016 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2016, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2018 was USD (0.1) million.

Long term incentive plan 2017
The Group's Board of Directors implemented in 2017 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 66,449 phantom stock units were granted on February 9, 2017 and all remain outstanding as of June 30, 2018. The LTIP 2017 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2017, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2018 was USD 0.2 million.

Long term incentive plan 2018
The Group's Board of Directors implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel are eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018 and all remain outstanding as of June 30, 2018. The LTIP 2018 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2018, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2018 was USD 0.3 million.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 14 - Earnings per share

Basic earnings per share
The calculation of basic earnings per share at June 30, 2018 was based on a result attributable to ordinary shares of USD (51,602,299) (June 30, 2017: USD 10,087,987) and a weighted average number of ordinary shares outstanding during the six month period ended June 30, 2018 of 164,550,509 (June 30, 2017: 158,166,534), calculated as follows:

Result attributable to ordinary shares

	For the six month period ended

(in thousands of USD except share and per share information)	June 30, 2018	June 30, 2017

Result for the period	(51,602)	10,088
Weighted average	164,550,509	158,166,534
Basic earnings per share (in USD)	(0.31)	0.06

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares

On issue at January 1, 2018	159,208,949	1,042,415	158,166,534	158,166,534
Issuance of shares	60,815,764	—	60,815,764	6,383,975
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Sales of treasury shares	—	—	—	—
On issue at June 30, 2018	220,024,713	1,042,415	218,982,298	164,550,509

On June 12, 2018 the new ordinary shares were issued.

Diluted earnings per share
For the six months ended June 30, 2018, the diluted earnings per share (in USD) amount to (0.31) (2017: 0.06). At June 30, 2018, 236,590 outstanding options granted under the LTIP 2015 were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive (June 30, 2017: 236,590 options).

Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	June 30, 2018	June 30, 2017

Weighted average of ordinary shares outstanding (basic)	164,550,509	158,166,534

Effect of share-based payment arrangements	84,164	137,991

Weighted average number of ordinary shares (diluted)	164,634,673	158,304,525

The share-based payment arrangements can give rise to dilution at June 30, 2018.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 15 - Interest-bearing loans and borrowings

	Bank loans	Convertible and other Notes	Total
More than 5 years	157,180	—	157,180
Between 1 and 5 years	496,550	147,619	644,169
More than 1 year	653,730	147,619	801,349
Less than 1 year	47,361	—	47,361
At January 1, 2018	701,091	147,619	848,710

New loans	471,776	—	471,776
Scheduled repayments	(23,681)	—	(23,681)
Early repayments (Note 22)	(392,500)	(205,710)	(598,210)
Acquisitions through business combinations (Note 22)	1,106,736	205,710	1,312,446
Other changes (Note 22)	(310,861)	271	(310,590)
Balance at June 30, 2018	1,552,561	147,890	1,700,451

More than 5 years	330,003	—	330,003
Between 1 and 5 years	945,709	147,890	1,093,599
More than 1 year	1,275,712	147,890	1,423,602
Less than 1 year	276,849	—	276,849
Balance at June 30, 2018	1,552,561	147,890	1,700,451

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Bank loans
Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				June 30, 2018			December 31, 2017
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels loan 192M	USD	libor +2.25%	2021	95,714	95,714	94,457	111,666	111,666	110,156
Secured vessels Revolving loan 148M*	USD	libor +2.25%	2021	147,559	105,000	105,000	147,559	—	—
Secured vessels Revolving loan 750M*	USD	libor +1.95%	2022	439,166	110,000	106,289	485,017	330,000	325,519
Secured vessels Revolving loan 409.5M*	USD	libor +2.25%	2023	339,420	185,500	182,598	362,780	118,000	114,634
Secured vessels loan 76M	USD	libor +1.95%	2020	21,438	21,438	21,438	23,563	23,563	23,563
Secured vessels loan 67.5M	USD	libor +1.5%	2020	23,188	23,188	23,188	25,173	25,173	25,173
Secured vessels loan 27.1M	USD	libor +1.95%	2029	26,685	26,685	24,795	26,911	26,911	24,876
Secured vessels loan 81.4M	USD	libor +1.50%	2029	74,628	74,628	73,839	78,020	78,020	77,171
Secured vessels loan 69.4M	USD	libor + 2.0%	2030	34,710	34,710	34,710	—	—	—
Secured vessels loan 104.2M	USD	libor + 2.0%	2030	52,065	52,065	50,479	—	—	—
Secured vessels loan 162.2M	USD	libor + 3.75%	2020	162,219	162,219	162,219	—	—	—
Secured vessels loan 633.5M	USD	libor + 2.75%	2028	633,549	633,549	633,549	—	—	—
Unsecured bank facility 60M	USD	libor +2.25%	2020	60,000	40,000	40,000	60,000	—	—
Total interest-bearing bank loans				2,110,340	1,564,695	1,552,561	1,320,688	713,332	701,091

The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.

* The total amount available under the Revolving Credit Facility depends on the total value of the fleet of tankers securing the facility.

On March 22, 2018, the Company signed a senior secured credit facility for an amount of USD 173.6 million with Kexim, BNP and Credit Agricole Corporate and Investment bank acting also as Agent and Security Trustee. The purpose of the loan is to finance up to 70 per cent of the aggregate contract price of the four Ice Class Suezmax vessels that will be delivered over the course of 2018. The new facility is comprised of (i) a USD 69.4 million commercial tranche, which bears interest at LIBOR plus a margin of 2.0% per annum and (ii) a USD 104.2 million ECA tranche which bears interest at LIBOR plus a margin of 2.0% per annum. The commercial tranche is repayable by 24 equal consecutive semi-annual installments, each in the amount of USD 0.6 million per vessel together with a balloon installment of USD 3.5 million payable with the 24th and last installment. The ECA tranche is repayable by 24 consecutive semi-annual installments, each in the amount of USD 1.1 million per vessel. Transaction costs for a total amount of USD 1.6 million are amortized over the lifetime of the instrument using the effective interest rate method.

Lenders of the facility have a put option on the 7th anniversary of the facility, for which a notice has to be served 13 months in advance requesting a prepayment of their remaining contribution. After receiving notice, the Group will have to either repay the relevant contribution on the 7th year anniversary or to transfer this contribution to another acceptable lender. The put option can only be exercised if the employment of the ship at that time is not satisfactory to the lenders.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Other notes

(in thousands of USD)				June 30, 2018			December 31, 2017
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	150,000	150,000	147,890	150,000	150,000	147,619
Total other notes				150,000	150,000	147,890	150,000	150,000	147,619

On May 31, 2017, the Group successfully completed a new senior unsecured bond issue of USD 150 million with a fixed coupon of 7.50% and maturity in May 2022. The net proceeds from the bond issue will be used for general corporate purposes. DNB Markets, Nordea and Arctic Securities AS acted as joint lead managers in connection with the placement of the bond issue. The related transaction costs for a total of USD 2.7 million are amortized over the lifetime of the instrument using the effective interest rate method.

Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. The Treasury Notes are issued on an as needed basis with different durations and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the transaction risks related to these instruments issued in Euro compared to the USD Group currency. The FX contracts have a same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On June 30, 2018, the fair value of these forward contracts amounted to USD (0.6) million. The change in fair value of these derivatives was recorded in the condensed consolidated statement of profit or loss.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 16 - Trade and other payables

(in thousands of USD)	June 30, 2018	December 31, 2017

Advances received on contracts in progress, between 1 and 5 years	413	539
Total non-current other payables	413	539
Trade payables	23,610	19,274
Accrued payroll	3,557	3,596
Dividends payable	148	160
Accrued expenses	37,065	22,518
Accrued interest	9,686	1,762
Deferred income	4,911	10,020
Other payables	8,090	4,025
Total current trade and other payables	87,067	61,355

The overall increase in trade and other payables is mainly due to the merger with Gener8 (see Note 22).
The increase in accrued expenses is furthermore due to legal fees accrued in relationship to the merger.
The decrease in deferred income is due to a lower number of vessels on time charter.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 17 - Financial instruments

Carrying amounts and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

	Carrying amount				Fair value
(in thousands of USD)	Hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2017

Financial assets measured at fair value
Forward exchange contracts	467	—	—	467	—	467	—	467
	467	—	—	467

Financial assets not measured at fair value
Non-current receivables	—	160,352	—	160,352	—	—	128,427	128,427
Trade and other receivables (Note 20) *	—	112,000	—	112,000	—	—	—	—
Cash and cash equivalents	—	143,648	—	143,648	—	—	—	—
	—	416,000	—	416,000

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	—	—	701,091	701,091	—	706,056	—	706,056
Unsecured bank loans (Note 15)	—	—	—	—	—	—	—	—
Unsecured notes (Note 15)	—	—	147,619	147,619	149,630	—	—	149,630
Unsecured other borrowings (Note 15)	—	—	50,010	50,010	—	—	—	—
Trade and other payables (Note 16) *	—	—	51,335	51,335	—	—	—	—
Advances received on contracts (Note 16)	—	—	539	539	—	—	—	—
	—	—	950,594	950,594

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

	Carrying amount				Fair value
(in thousands of USD)	Hedging instruments	Loans and receivables	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
June 30, 2018

Financial assets measured at fair value
Forward exchange contracts	(562)	—	—	(562)	—	(562)	—	(562)
Interest rate swaps	11,040	—	—	11,040	—	11,040	—	11,040
	10,478	—	—	10,478

Financial assets not measured at fair value
Non-current receivables	—	54,022	—	54,022	—	—	45,134	45,134
Trade and other receivables (Note 20) *	—	188,172	—	188,172	—	—	—	—
Cash and cash equivalents	—	206,279	—	206,279	—	—	—	—
	—	448,473	—	448,473

Financial liabilities not measured at fair value
Secured bank loans (Note 15)	—	—	1,552,561	1,552,561	—	1,575,793	—	1,575,793
Unsecured bank loans (Note 15)	—	—	—	—	—	—	—	—
Unsecured notes (Note 15)	—	—	147,890	147,890	151,110	—	—	151,110
Unsecured other borrowings (Note 15)	—	—	58,290	58,290	—	—	—	—
Trade and other payables (Note 16) *	—	—	82,156	82,156	—	—	—	—
Advances received on contracts (Note 16)	—	—	413	413	—	—	—	—
	—	—	1,841,310	1,841,310

* Deferred charges (see Note 20) and deferred income (see Note 16), which are not financial assets (liabilities) are not included.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2022, and the trading price on June 30, 2018. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Forward exchange contracts
Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.
Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Non-current receivables (consisting of shareholders' loans)	Discounted cash flow	Discount rate

Other financial liabilities (consisting of secured and unsecured bank loans)	Discounted cash flow	Discount rate

Other financial notes (consisting of unsecured notes)		Not applicable

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2017 and for the six-month period ended June 30, 2018.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Level 3 fair values
The following table shows a reconciliation from the opening balance to the closing balance for Level 3 fair values.

(in thousands of USD)	Non-current receivables
At January 1, 2018	128,427

Settlement shareholders loans (Note 23)	(115,671)
Net change in fair value (unrealized)	23,038
Net change in other non-current receivables (Note 19)	1,445
LT Portion of FMV derivatives (change) (Note 19)	7,895

Balance at June 30, 2018	45,134

Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The sources of financing are diversified and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.

The following are the remaining contractual maturities of financial liabilities:

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

	Contractual cash flows December 31, 2017
(in thousands of USD)	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 15)	848,710	1,009,508	83,039	750,722	175,747
Other borrowings (Note 15)	50,010	50,010	50,010	—	—
Current trade and other payables (Note 16) *	51,335	51,335	51,335	—	—
Non-current other payables	—	—	—	—	—
	950,055	1,110,853	184,384	750,722	175,747

Derivative financial liabilities
Interest rate swaps	—	—	—	—	—
Forward exchange contracts	—	—	—	—	—
	—	—	—	—	—

	Contractual cash flows June 30, 2018
	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes (Note 15)	1,700,451	2,132,817	260,341	1,491,831	380,645
Other borrowings (Note 15)	58,290	58,290	58,290	—	—
Current trade and other payables (Note 16) *	82,156	82,156	82,156	—	—
Non-current other payables	—	—	—	—	—
	1,840,897	2,273,263	400,787	1,491,831	380,645

Derivative financial liabilities
Interest rate swaps	—	—	—	—	—
Forward exchange contracts	—	—	—	—	—
	—	—	—	—	—

* Deferred income (see Note 16), which are not financial liabilities, are not included.

The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. For more details on these covenants, please see "capital management" below.

The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 18 - Deferred tax assets and liabilities

Euronav NV and its subsidiaries had available combined cumulative tax losses and other tax credits carried forward of USD 354.1 million and USD 363.9 million as of June 30, 2018 and December 31, 2017, respectively. Under current local tax laws, these loss carry forwards have an indefinite life and may be used to offset future taxable income of Euronav NV and its subsidiaries.

The Company did not recognize deferred tax assets of USD 88.2 million and USD 89.0 million as of June 30, 2018 and December 31, 2017, respectively, that can be carried forward against future taxable income, because it is not considered more likely than not that these deferred tax assets will be utilized in the foreseeable future.

Note 19 - Non-current receivables

(in thousands of USD)	June 30, 2018	December 31, 2017

Shareholders loans to joint ventures	44,062	159,733
LT portion of FMV derivatives	7,896	—
Other non-current receivables	2,063	618
Investment	1	1
Total non-current receivables	54,022	160,352

The shareholders loans to joint ventures as of June 30, 2018 and December 31, 2017 did not bear interest. Please refer to Note 23 for more information on the shareholders loans to joint ventures.

The LT portion of FMV derivatives relates to the fair market value of the Interest Rate Swap instruments, acquired through the acquisition of Gener8 Maritime Inc (see Note 13).

The increase in other non-current receivables is related to an increase of cash guarantees and deposits.

Note 20 - Trade and other receivables

(in thousands of USD)	June 30, 2018	December 31, 2017

Trade receivables	41,660	32,758
Accrued income	14,168	12,465
Accrued interest	50	52
Deferred charges	51,647	24,797
Other receivables	132,294	66,725
Total trade and other receivables	239,819	136,797

The increase in deferred charges is next to the impact of Gener8 also due to a higher proportion of vessels on the spot market, deferrals of TC-in costs for the 4 bareboat-in vessels which were not deferred at the end of December 31, 2017 and to the vessels on TC-in from Gener8 in June 2018.
The overall increase in trade and other receivables is mainly related to the merger with Gener8 and the acquisition of their outstanding receivables such as Pool revenue still to be collected. The other receivables increased further due to the USD 21.0 million receivable from International Seaways ("INSW") following the sale of the subsidiaries owning six modern VLCCs to INSW for a total cash payment of USD 141.0 million of which USD 120.0 million was received on June 14, 2018, the date of closing (see Note 22).

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 21 - Contingencies

The Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardise the Group's financial position.

Note 22 - Business Combinations

On June 11, 2018, the Group announced that Gener8's shareholders approved the merger that day between the two companies by which Gener8 became a wholly-owned subsidiary of Euronav (the merger to form the "Combined Entity"). Gener8, Inc. a corporation incorporated under the laws of the Republic of the Marshall Islands, was a leading U.S.-based provider of international seaborne crude oil transportation services, resulting from a transformative merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, an independent vessel pool manager. General Maritime Corporation was founded in 1997 and has been an active owner and operator in the crude tanker sector. At the date of the merger, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, 6 Suezmax vessels, and 2 Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt, which includes 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at highly reputable shipyards.

Euronav believes that the merger will be accretive to the shareholders of both companies and is consistent with previously set expansion criteria of Euronav. It will create the world’s leading independent crude tanker operator with 74 large crude tankers focused predominately on the VLCC and Suezmax asset classes and two FSO vessels in joint venture and provide tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital.

Furthermore it will offer a well-capitalised, highly liquid company for investors to participate in the tanker market. and through commitment to the Tankers International Pool (a spot market-oriented tanker pool), provide the lowest commercial fees as a percentage of revenue in the sector upon closing of the merger.

Holders of 81% of the outstanding shares of Gener8 cast their vote, of which 98% approved the merger. The "Exchange Ratio" of 0.7272 Euronav shares for each share of Gener8 resulted in the issuance of 60,815,764 new ordinary shares on June 12, 2018. The Exchange Ratio implied a premium of 35% paid on Gener8 shares based on the closing share prices on December 20, 2017. The merger resulted in Euronav shareholders owning approximately 72% of the issued share capital of the Combined Entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and fully diluted share capital of Gener8). Euronav as the Combined Entity remain listed on NYSE and Euronext under the symbol "EURN".

Subsequently, Euronav sold the subsidiaries owning six modern VLCCs to International Seaways ("INSW") for a total cash payment of USD 141.0 million of which USD 120.0 million was received on June 14, 2018, the date of closing. The remaining balance of USD 21.0 million will be unconditionally paid in Q4 and is included in other amounts receivable (Note 20). This sale was an important part of the wider merger with Gener8 Maritime transaction as it allows Euronav to retain leverage around our target level of 50% and to retain substantial liquidity going forward. The six vessels are the Gener8 Miltiades (2016 – 301,038 dwt), Gener8 Chiotis (2016 – 300,973 dwt), Gener8 Success (2016 – 300,932 dwt), Gener8 Andriotis (2016 – 301,014 dwt), Gener8 Strength (2015 – 300,960 dwt) and Gener8 Supreme (2016 – 300,933 dwt). The assets and liabilities of these companies were recognized at fair value on the date of the closing of the merger. This fair value took into consideration the provisons of the sale and purchase agreement with INSW and accordingly, no result was recorded on this transaction.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Consideration transferred

in USD	Total Business combinations

Gener8 shares outstanding	83,267,426
RSU	362,613
Total Gener8 shares	83,630,039
Ratio	0.7272
Issued Euronav shares	60,815,764
Closing price Euronav on June 11, 2018	9.1

Total consideration transferred	553,423,452

Contribution to revenue and profit/loss
Since their acquisition by the Group on June 12, 2018, the acquired companies contributed revenue of USD 6.99 million and a loss of USD (3.40) million to the Group’s consolidated results for the six months ended June 30, 2018. If the acquisition had occurred on 1 January 2018, management estimates that the Group’s consolidated revenue for the six months ended June 30, 2018 would have been USD 268.25 million and consolidated loss for the six months period ended June 30, 2018 would have been USD (100.84) million. In determining these amounts, management has assumed that the fair value adjustments, that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2018.

Acquisition related costs
The Group incurred approximately USD 5.0 million relating to external legal fees, due to diligence costs and advisory fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

Repayment Blue mountain note
As part of the Merger Agreement and the Letter agreement between Gener8 and certain affiliates of BlueMountain Capital Management LLC, the Senior Note with a carrying value of USD 205.7 million was prepaid on June 12, 2018. The repayment of the Senior Notes was financed in full by Euronav under its existing liquidity (cash at hands and credit facilities) (see Note 15).

Bank loans
At the time of the merger, Gener8 had three senior secured credit facilities: (i) the KEXIM Credit Agreement, (ii) the Nordea Credit Agreement and (iii) the Sinosure Credit Agreement of which the first two were assumed by Euronav in the merger and the latter was assumed by INSW when they acquired the subsidiaries owning six modern VLCCs. Prior to the merger, Gener8 was not in compliance with the interest expense coverage ratio covenant for which they obtained short-term waivers from its lenders. Following the merger, the Kexim Credit Agreement was amended to align the covenants with the other senior credit facilities of the Group, resolving the non compliance. The Group, in advance negotiations to refinance the Nordea Credit Agreement, decided not to amend this senior secured credit facility and as such, given the non compliance and remaining duration of the short-term waiver, classified the entire facility as short term.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

(in thousands of USD)	Total	Gener8 Subsidiaries	INSW Subsidiaries
Vessels (Note 12)	1,710,250	1,276,250	434,000
Other tangible assets	345	345	—
Intangible assets	152	152	—
Receivables	16,769	9,599	7,170
Current assets	81,357	66,728	14,629
Cash and cash equivalents	126,288	126,288	—
Loans and borrowings (Note 15)	(1,312,446)	(1,001,478)	(310,968)
Current liabilities	(33,012)	(29,160)	(3,852)

Total identifiable net assets acquired	589,703	448,724	140,979

(in thousands of USD)	Fair value at acquisition date
Consideration transferred	553,423
Total identifiable net assets acquired	589,703

Bargain Purchase	36,280
The transaction resulted in a bargain purchase gain of USD 36.28 million because the fair value of assets acquired and liabilities assumed exceeded the total of the fair value of consideration paid. Euronav’s management has reassessed whether they had correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains.

Euronav’s management believes that the bargain purchase price is a direct consequence of Gener8 limited liquidity and its shares trading under the net asset value per share prior to and at the time of the agreed ratio as well as a small uptick in the fair value of the vessels between the time of the agreed ratio and the date of the merger when the valuations of the vessels were assessed.

This gain was recognized in the consolidated statement of profit or loss for the six months ended June 30, 2018, under the heading ‘Gain on bargain purchase’.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 23 - Equity-accounted investees

(in thousands of USD)	June 30, 2018	December 31, 2017

Assets
Interest in joint ventures	35,824	30,595
Interest in associates	—	—
TOTAL ASSETS	35,824	30,595

Associates

(in thousands of USD)	June 30, 2018	December 31, 2017

Carrying amount of interest at the beginning of the period	—	1,546
Group's share of profit (loss) for the period	—	149
Dividend in kind (shares TUKA) distributed by associate	—	(1,559)
Reclassification of associate to joint venture	—	(136)
Carrying amount of interest at the end of the period	—	—

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group’s joint ventures:

	ASSET		LIABILITY
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans	Investments in equity accounted investees	Shareholders loans
Gross balance	(3,298)	203,512	—	—
Offset investment with shareholders loan	20,165	(20,165)	—	—
Balance at January 1, 2017	16,867	183,348	—	—

Group's share of profit (loss) for the period	29,933	—	—	—
Group's share of other comprehensive income	483	—	—	—
Dividends received from joint ventures	(1,250)	—	—	—
Dividend in kind (shares TUKA) received from associate	1,559	—	—	—
Reclassification of associate to joint venture	136	—	—	—
Movement shareholders loans to joint ventures	—	(40,750)	—	—

Gross balance	27,565	162,763	—	—
Offset investment with shareholders loan	3,030	(3,030)	—	—
Balance at December 31, 2017	30,595	159,733	—	—

Group's share of profit (loss) for the period	8,419	—	—	—
Group's share of other comprehensive income	(160)	—	—	—
Movement shareholders loans to joint ventures	—	(118,701)	—	—

Gross balance	35,824	44,062	—	—
Offset investment with shareholders loan	—	—	—	—
Balance at June 30, 2018	35,824	44,062	—	—

The decrease in the balance of shareholders’ loans to joint ventures since December 31, 2017 is primarily due to the USD 220.0 million senior secured credit facility which TI Asia Ltd. and TI Africa Ltd. concluded on March 29, 2018 (see Note 6). The shareholders loans were partially repaid by using a part of this new borrowing. In addition, the Company provided a guarantee for the revolving tranche of the above credit facility.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

In connection to the USD 220.0 million facility, the Group entered in several Interest Rate Swap (IRSs) instruments for a combined notional value of USD 208.8 million (Euronav’s share amounts to 50%). These IRSs have been used to hedge the risk related to the fluctuation of the Libor rate and qualified for hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have a remaining duration of four years matching the repayment profile of that facility and mature on July 21, 2022 and September 22, 2022 for FSO Asia and FSO Africa respectively (Note 13).

Note 24 - Restricted Cash

(in thousands of USD)	June 30, 2018	December 31, 2017

Restricted Cash	96,689	115

Restricted cash consist of rent deposits and cash deposited on debt service reserve accounts and minimum liquidity accounts linked to some of our long term borrowings. The increase is entirely attributable to the merger with Gener8 and more particularly to the USD 581 million facility and the USD 633.5 million facility which both require cash to be deposited on a debt service reserve account representing the next capital repayment and interest payment. The USD 633.5 million facility also requires cash to be deposited in a minimum liquidity account for as long as the vessels are owned by special purpose vehicles (“SPV”).

The Group intends to transfer the ownership of the vessels from the SPV to the balance sheet of Euronav before year end. Once the vessels have been transferred, the cash held on the debt service account will no longer be restricted.

Note 25 - Subsequent events

On September 7, 2018, the Group entered into a $200.0 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. The Group will use the proceeds of this facility to refinance all remaining indebtedness under our $581.0 million Senior Secured Loan Facility, our $67.5 million Secured Loan Facility (Larvotto) and our $76.0 million Secured Loan Facility (Fiorano). This facility will be secured by 9 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $55.1 million repayment is due at maturity in 2025. This facility bears interest at LIBOR plus a margin of 2.00% per annum plus applicable mandatory costs.

Subsequently the Group repaid in full the $581.0 million Senior Secured Loan Facility and the $76.0 million Secured Loan Facility (Fiorano) on September 17, 2018 and September 25, 2018 respectively. It is the Group's intention to repay in full the $67.5 million Secured Loan Facility (Larvotto) by the end of the year.

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2018

Note 26 - Standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2018 and early application is permitted. However, the Group has not early adopted the following new or amended standards in preparing these condensed consolidated interim financial statements.

The Group has the following updates to information provided in the consolidated financial statements for the year ended December 31, 2017 about the standards issued but not yet effective that may have a significant impact on the Group’s consolidated financial statements.

IFRS 16 Leases
IFRS 16 Leases published on January 13, 2016 makes a distinction between a service contract and a lease based on whether the contract conveys the right to control the use of an identified asset and introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for shortterm leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases. IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019. The Group will adopt IFRS 16 as of January 1, 2019.

The Group has completed an initial assessment of the potential impact on its consolidated financial statements but has not yet completed its detailed assessment. The actual impact of applying IFRS 16 on the financial statements in the period of initial application will depend on future economic conditions, including the Group's borrowing rate at January 1, 2019, the composition of the Group's lease portfolio at that date, the Group's latest assessment of whether it will exercise any lease renewal options and the extent to which the Group chooses to use practical expedients and recognition exemptions. The Group expects that the most significant impact will be that the Group will recognize new assets and liabilities for its operating leases as lessee. In addition, the nature and recognition of expenses related to those leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact is expected for the Group's finance leases. The Group does not expect the adoption of IFRS 16 to impact its ability to comply with loan covenants.

As a lessee, the Group can either apply the standard using a retrospective approach or a modified retrospective approach with optional practical expedients. The Group currently anticipates adopting the standard on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.